FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 175

Santiago, June 30, 2015

Ger. Gen. No.  61/2015

Ref.:   SIGNIFICANT EVENT

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449,

Santiago, Chile

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law N° 18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis S.A.(Enersis or the “Company”), I hereby inform you of the following significant event:

In its session held today, the Company’s Board of Directors  appointed Mr. Francisco de Borja Acha B. as Chairman of the Board of Directors, replacing Mr. Jorge Rosenblut, who submitted his resignation effective as of the same date.

Additionally, the Board of Directors acknowledged that on June 26th, Ms. María Carolina Schmidt Z. submitted her resignation as Director and member of the Board of Directors’ Committee. Today, Enersis’ Board of Directors appointed Mr. Herman Chadwick P. as her replacement. He will assume as an independent Director and a member of the Board of Directors’ Committee, effective from this date.

Consequently, the Company’s Board of Directors and the Board of Directors’ Committee are as follows:

Board of Directors	Francisco de Borja Acha B.	Chairman
	Francesco Starace	Vice-Chairman
Alberto Di Paoli
Francesca Di Carlo
Hernán Somerville S.
Herman Chadwick P.
Rafael Fernández M.

Board of Directors’ Committee	Hernán Somerville S.	President and Financial Expert
Rafael Fernández M.
Herman Chadwick P.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

The Board of Directors expressed its appreciation to Mr. Rosenblut for his performance as Chairman of Enersis and previously in the subsidiaries Endesa Chile and Chilectra. Additionally, the Board of Directors thanked Ms. Carolina Schmidt Z. for her valuable contributions to the Company’s Board of Directors.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.       Santiago Stock Exchange

             Electronic Stock Exchange

             Valparaiso Stock Exchange

             Banco Santander Santiago – Bondholders Representative

             Risk Classification Commission.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: July 1, 2015